Morgan, Lewis & Bockius LLP 2020 K Street, NW Washington, District of Columbia 20006-1806 Tel. 202.373.6000 Fax: 202.373.6001 www.morganlewis.com
Laura E. Flores
Partner
+1.202.373.6101
laura.flores@morganlewis.com

VIA EDGAR

November 25, 2015

Lisa Larkin Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549

Re:    Rydex Series Funds; File Nos. 033-59692 and 811-07584

Dear Ms. Larkin:

This letter responds to comments provided with respect to Post-Effective Amendment No. 144 (the “Registration Statement”), which was filed on August 28, 2015 to register the Dow Jones Industrial Average Fund (the “Fund”) as a new series of Rydex Series Funds (the “Registrant”). For ease of reference, we have set forth below your comments followed by our responses to the comments. Unless otherwise noted, capitalized terms have the same meaning as specified in the Registration Statement.

Prospectus Comments:

1.	Comment. Please confirm whether the Fund will incur Acquired Fund Fees and Expenses. If so, please disclose the amount in the Fund’s fees and expenses table.

Response. The Registrant expects the Fund will not incur Acquired Fund Fees and Expenses in excess of 0.01%. Therefore, we have not revised the Fund’s fees and expenses table to reflect Acquired Fund Fees and Expenses.

2.
Comment. Please confirm that the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

Response.  We believe the Fund’s disclosure regarding its use of derivatives is consistent with the guidance set forth in Mr. Barry Miller’s letter to the Investment Company Institute, dated July 30, 2010, regarding derivatives-related disclosures for investment companies.

3.
Comment. The last paragraph of the Fund’s “Principal Investment Strategies” section discloses the Fund’s possible investment exposure to below investment grade and potentially illiquid securities. Please explain how such investments can constitute collateral for 1940 Act purposes.

Response. The referenced below investment grade and potentially illiquid securities do not serve as collateral for the Fund’s investments. Rather, the last paragraph of the Fund’s “Principal Investment Strategies” section discloses that the Fund may invest in other funds that, in turn, may invest in below investment grade and potentially illiquid securities. The last paragraph further discloses that the Fund’s investment in these other funds is intended, in part, to increase yield on liquid investments used to collateralize the Fund’s derivatives positions. The Fund’s assets that serve as collateral or cover for its derivative investments and the Fund’s investments in the other funds referenced are liquid investments and otherwise consistent with the Staff’s guidance concerning compliance with Section 18(f) of the Investment Company Act of 1940, including the Merrill Lynch Asset Management, L.P. no-action letter.1

4.	Comment. Please confirm that the Fund’s investments in CLOs is limited to no more than 15% of the Fund’s assets.

Response. The Fund does not expect to invest directly in CLOs. Rather, the Fund may have indirect investment exposure to CLOs via its investment in other short-term fixed-income investment companies that invest directly in CLOs.

5.
Comment. The Fund’s “Derivatives Risk - Swap Agreements Risk” states “[s]waps are particularly subject to counterparty credit, correlation, valuation, liquidity and leveraging risks.” Please ensure each risk referenced is disclosed in the Fund’s Prospectus.

Response. We have augmented the Fund’s principal risk disclosure to ensure each risk referenced is discussed in the Fund’s Prospectus.

6.	Comment. Given the Fund’s investment in derivatives and expected portfolio turnover, please explain how the Fund can be considered to be passively managed.

Response. The Fund is considered to be passively managed because the Fund’s investment objective is to seek to provide investment results that match, before fees and expenses, the performance of the underlying index. The Advisor does not attempt to outperform the performance of the underlying index, will not take defensive positions in declining markets, and will not employ any other investment strategy, such as an overlay strategy, each of which is a hallmark of active management. To the extent the Fund invests in derivative instruments, it does so only to gain exposure to the component securities of its underlying index. Similarly, the Fund’s portfolio turnover also is driven by the need to rebalance the Fund’s portfolio to better correlate to the performance of the underlying index and to accommodate any changes in the composition of the underlying index.

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1 Merrill Lynch Asset Management, L.P. (pub. avail. Jul 2, 1996).

7.
Comment. The Fund’s Prospectus discloses “Investments in Loans Risk” as a principal risk of the Fund. Please confirm that the Fund invests in loans to a significant extent and if so, please disclose such investment in the description of the Fund’s principal investment strategies.

Response. We have confirmed with the Registrant that the Fund does not invest directly in loans to a significant extent. Rather, the Fund’s exposure to loans is incurred as a result of its investment in other short-term fixed-income investment companies described in the Fund’s “Principal Investment Strategies” section. Therefore, we have not revised the description of the Fund’s principal investment strategies.

8.	Comment. Please revise the Item 9 Capitalization Securities Risk to specifically discuss large-capitalization securities investment risk.

Response. To the extent the Fund is included in a single fund prospectus, we will revise the Item 9 Capitalization Securities Risk to specifically discuss large-capitalization securities investment risk only. We, however, expect that the Fund will be included in a multi-fund prospectus for which more general capitalization securities risk is appropriate. Therefore, we respectfully decline to revise the risk disclosure as requested.

9.	Comment. Under “Additional Information,” please reduce the type size of the Registrant’s Investment Company Act registration number to comply with the requirements of Item 1(b)(4) of Form N-1A.

Response. We have made the requested change.
SAI Comments:

10.
Comment. Under “Investment Policies, Techniques and Risk Factors - Principal Investment Policies, Techniques and Risk Factors,” please revise the disclosure under “Futures and Options Transactions” to indicate whether the Fund is a commodity pool.

Response. We have revised the disclosure as requested.

11.
Comment. Under “Investment Policies, Techniques and Risk Factors - Non-Principal Investment Policies, Techniques and Risk Factors,” the second and third sentences under “Borrowing” appear to be duplicative. Please revise the disclosure to remove any duplicative disclosure.

Response. We have eliminated the duplicative disclosure as requested.

Part C Comments:

12.
Comment. Consistent with Rule 483(b) under the Securities Act of 1933, please file as an exhibit to the Registrant’s registration statement, a certified copy of a resolution of the Registrant’s Board of Trustees authorizing Mr. Bonos to sign the Registrant’s registration statement on behalf of the Registrant pursuant to a power of attorney for Mr. Cacciapaglia in his capacity as President of the Registrant.

Response. We will file the requested resolution as an Exhibit to the Registrant’s future Registration Statement filings as appropriate.

* * *

The Registrant acknowledges that (i) should the SEC or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the SEC from taking any action with respect to the filing, (ii) the action of the SEC or the staff, acting pursuant to delegated authority, in declaring the registration statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (iii) it may not assert this action as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any additional questions or comments, please do not hesitate to contact me at 202.373.6101.

Sincerely,

/s/Laura E. Flores
Laura E. Flores

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